Patterson Companies, Inc.

1031 Mendota Heights Road

St. Paul, MN 55120

VIA EDGAR

September 18, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Patterson Companies, Inc. Form 10-K for Fiscal Year Ended April 28, 2012 Filed June 27, 2012 File No. 000-20572

Dear Ms. Jenkins:

We are responding to your letter dated September 10, 2012. Our response follows the comment in your letter, which is presented in bold type.

Form 10-K for the Fiscal Year Ended April 28, 2012

Financial Statements

1 Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 54

1.	We note your previous response letter dated August 18, 2011 to our comment letter dated August 5, 2011 related to your Form 10-K for the fiscal year ended April 30, 2011. In your response letter you proposed to expand your revenue recognition policy for equipment finance contracts in future filings. It does not appear that you have made those revisions in your April 28, 2012 Form 10-K. Given the $287.6 million of equipment finance contracts originated in fiscal 2012, please confirm that you will provide your accounting policy for these transactions as you stated you would in future filings.

Although the revised language was inadvertently omitted from our April 28, 2012 annual report on Form 10-K, we fully intend to revise our revenue recognition policy to include the language that we proposed. For your convenience that language is shown below. We will include this revised revenue recognition policy in both the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Condensed Consolidated Financial Statements in future filings commencing with the Form 10-Q for the second quarter of our current fiscal year. That filing will occur on or before December 4, 2012.

Revenue Recognition

Revenues are generated from the sale of consumable products, equipment, software products and services, technical service parts and labor, freight and delivery charges, and other sources. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and final, and there is reasonable assurance of collection of the sale. Estimates for returns, damaged goods, rebates, loyalty programs and other revenue allowances are made at the time the revenue is recognized based on the historical experience for such items. In addition to revenues generated from the distribution of consumable products under conventional arrangements (buy/sell agreements) where the full market value of the product is recorded as revenue, the veterinary segment may earn a small commission income for services provided under agency agreements with certain pharmaceutical manufacturers. The services generally consist of detailing the product and taking the customer’s order. The agency agreement contrasts to a buy/sell agreement in that the veterinary segment does not purchase and handle the product or bill and collect from the customer in an agency relationship with a vendor.

Consumable product sales are recorded upon delivery, except in those circumstances where terms of the sale are FOB shipping point. Commissions under agency agreements are recorded when the services are provided.

Equipment and software product revenues are recognized upon delivery and, if necessary, installation. In those circumstances where terms of the sale are FOB shipping point, revenues are recognized when products are transferred to the shipping carrier. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided. The Company provides financing for select equipment and software sales. Revenue is recorded at the present value of the finance contract, with discount, if any, and interest income recognized over the life of the finance contract as interest income. See also Note 6 to the Consolidated Financial Statements, “Customer Financing.”

Other revenue, including freight and delivery charges and technical service parts and labor, is recognized when the related product revenue is recognized or when the product or services are provided to the customer.

The receivables that result from the recognition of revenue by the Company are reported net of the related allowances discussed above. The Company also maintains a valuation allowance based upon the expected collectability of receivables held. Estimates are used to determine the valuation allowance and are based on several factors, including historical collection data, economic trends and credit worthiness of customers. Receivables are written off when the Company determines the amounts to be uncollectible, typically upon customer bankruptcy or non-response to continuous collection efforts. The portions of receivable amounts that are not expected to be collected during the next twelve months are classified as long-term.

The Company has a relatively large disperse customer base and no single customer accounts for more than 1% of consolidated net sales. In addition, the equipment sold to customers under finance contracts generally serves as collateral for the contract and the customer provides a personal guarantee as well.

Patterson Companies, Inc. acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong Executive Vice President, Chief Financial Officer and Treasurer

cc:	Scott P. Anderson, President and Chief Executive Officer John D. Buck, Audit Committee Chairman Anne Mootz, Ernst & Young, LLP Matthew L. Levitt, Secretary and General Counsel